9 December 2003

Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV

Director's interests

Reed Elsevier has today received notification of the following transactions in the ordinary shares of Reed Elsevier PLC and Reed Elsevier NV:

P Tierney, a director of Reed Elsevier PLC and Reed Elsevier NV, purchased 3,000 American Depositary Shares in Reed Elsevier PLC at US$32.667 per ADS on 5 December 2003 and 4,000 American Depositary Shares in Reed Elsevier NV at US$24.043 per ADS on 5 December 2003.

Each Reed Elsevier PLC ADS represents four Reed Elsevier PLC ordinary shares and each Reed Elsevier NV ADS represents two Reed Elsevier NV ordinary shares.  As a consequence, Mr Tierney holds an interest in 12,000 Reed Elsevier PLC ordinary shares and 8,000 Reed Elsevier NV ordinary shares.

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